August 18, 2021

VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

450 Fifth Street N.W.

Washington, DC 20549

Attention:	Mr. Peter McPhun,
Ms. Shannon Menjivar

Re:	Alpha Star Acquisition Corp.
Registration Statement on Form S-1
Filed June 29, 2021
File No. 333-257521

To the Reviewing Staff Members of the Commission:

We are in receipt of Staff’s comments on July 21, 2021 regarding Alpha Star Acquisition Corp.’s application to list the Company’s common stock on The Nasdaq Capital Market. As requested by the Staff, we have provided responses to the questions raised by the Staff. For your convenience, the summarized matters are listed below, followed by our responses:

1. Please revise to present the dilution calculations assuming with and without the exercise of the underwriters' over-allotment option in full.

RESPONSE: With respect to the Commission Staff’s comment Number 1, the dilution table has been expanded to present dilution calculation assuming with and without the exercise of the underwriters’ over allotment option in full.

2. We note that you are offering 10,000,000 shares as part of your initial public offering of units, but only show 9,301,909 ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the holder, in concluding that all 10,000,000 shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

RESPONSE: We have reviewed the accounting treatment of our ordinary shares in light of Staff’s comment. In Article 36.5 of our amended and restated memorandum and articles of association it states that in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 upon consummation of our initial business combination (so that we are not subject to the SEC’s “penny stock” rules). Redemptions of our public shares may also be subject to a higher net tangible asset test or cash requirement pursuant to an agreement relating to our initial business combination. Due to the abovementioned restriction on the possible redemption, we originally believe it is appropriate to present 9,301,909 of the offering shares as permanent equity on the balance sheet. We determined that number based upon a function of the need to have $5,000,001 in value of the ordinary shares not redeemable and payment of offering expenses and amount to be held in trust.

All of the 10,000,000 ordinary shares sold as part of the units in the initial public offering contain a redemption feature which allows for the redemption of such public shares in connection with our liquidation, if there is a stockholder vote or tender offer in connection with the business combination and in connection with certain amendments to our amended and restated certificate of incorporation. After further consideration of the guidance in ASC 480-10-S99-3A, we determined it is appropriate to classify all IPO redeemable shares outside of permanent equity. The capitalization table on page 73 has been revised to present all of the 10,000,000 ordinary shares as subject to redemption.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Bill Huo, Esq. or Brian C. Doughney, Esq. of Becker & Poliakoff LLP at bhuo@beckerlawyers.com or bdaughney@beckerlawyers.com.

Very truly yours,

By: /s/ Zhe Zhang
Name: Zhe Zhang
Title: Chief Executive Officer